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Peter Cioni <[redacted]

Invest?

Peter Cioni <[redacted]
To: [redacted]
Cc: [redacted]

Mon, Nov 24, 2025 at 9:31 PM

Hello [redacted], thank you very much for the note and we're thrilled that you'd like to learn more about investing in Strada. My name is Peter, and I'm Michael's brother and co-founder. We believe our technology is revolutionary (beyond the scale of even Frame.io), and we're looking for additional investors to help us realize our vision. I believe you tested Strada a long time ago...have you tried our new Agent software for file transfer and streaming?

We're about to launch a Community Fundraising Round, which means we're letting our customers and biggest supporters become reservation holders in Strada. We decided to host this Round on **Wefunder** to share the upside of our success with the people who know us best and truly understand the problem we're trying to solve: our family, friends, and customers. Check out our Wefunder page to learn more about the opportunity and make a reservation here.

Our Community Fundraising Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone to become an angel investor in our company.

Please note, at this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We are really excited about the growth that Strada has seen over the last few months. And we have exciting plans to ramp-up this growth in the coming year, with your financial help!

If you have any follow-up questions after reviewing the WeFunder website, we'd be happy to schedule a 1:1 with you.

Thanks,
Peter

Required legal notice:
Strada Media Inc. is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."

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Peter Cioni
Strada
M [redacted]
www.strada.tech

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